Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                             (215) 988-2700 (Phone)
                           (215) 988-2757 (Facsimile)
                              www.drinkerbiddle.com

                               September 30, 2009

VIA EDGAR TRANSMISSION - DELAYING AMENDMENT
-------------------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Ganley

         Re:      Allegiant Funds
                  Delaying Amendment for Registration Statement on Form N-14 Registration No. 333-161671
                  ---------------------------

Ladies and Gentlemen:

         Pursuant to Rule 473 under the Securities Act of 1933 (the "Securities Act"), as amended, on behalf of Allegiant Funds (The "Registrant") we hereby file this delaying amendment with respect to Registrant's Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-161671) relating to the proposed acquisition of the assets and liabilities of each investment portfolio of PNC Funds, Inc. (the "Selling Funds") by corresponding investment portfolios of the Trust (the "Acquiring Funds"). The filing also relates to a proposal for a new advisory agreement by and between PNC Funds, Inc., on behalf of the Selling Funds, and PNC Capital Advisors, LLC. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on September 1, 2009 pursuant to Rule 488 under the Securities Act.

         The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

         Questions and comments concerning the above may be directed to Michelle Lombardo at (215) 988-2867.


                                                       ALLEGIANT FUNDS

                                                       /s/ Audrey Talley
                                                       -----------------
                                                       Audrey Talley
                                                       Secretary